October 23, 2007

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	HealthSouth Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-K/A for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007

Dear Mr. Rosenberg:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter pursuant to our phone conversation with Amy Bruckner of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on October 17, 2007 regarding the above referenced periodic reports and our response dated August 30, 2007 to the Staff’s letter dated August 9, 2007. As requested during our phone conversation, we are providing additional clarification regarding certain of the Staff’s comments included in its letter dated August 9, 2007. HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of August 9, 2007 and for which additional clarification has been requested. The text of each comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above referenced periodic reports. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the applicable periodic report.

Form 10-K/A for the Fiscal Year Ended December 31, 2006 (Filed on March 22, 2007)

Critical Accounting Policies, page 48

Revenue Recognition, page 48

3.	Please provide us with the information that follows in a disclosure-type format.

▪	The specific assumptions and judgments used in determining your contractual allowance estimate.

Response

In our prior response to this comment, we provided the following additional information:

“Our accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient’s total length of stay for in-house patients, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors, accordingly.”

Pursuant to our phone conversation with the Staff, we confirm that we will include the above disclosure in the Critical Accounting Policies section of our Form 10-K for the year ended December 31, 2007 and in future filings when such disclosure is required.

▪

For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

Response

In our prior response to this comment, we provided the following additional information:

“As discussed in Note 1, Summary of Significant Accounting Policies, “Reconstruction and Restatement of our Consolidated Financial Statements,” included in our Form 10-K for the year ended December 31, 2004, we performed a substantive reconstruction of our financial statements for the year ended December 31, 2003. These financial statements were filed with the Commission on June 27, 2005. Due to the length of time between the balance sheet date and the filing of the financial statements (noting that nearly all collections take place within the first 12 months following the service date), we were able to validate our accounts receivable balance, including the reserve for contractual allowances, through a comparison of subsequent cash receipts. Therefore, no significant amounts related to the December 31, 2003 accounts receivable were adjusted in 2004. For the periods ended December 31, 2004 and 2005, we recorded net decreases of approximately $7 million and $6 million, respectively, in our reserve for contractual allowances related to prior years’ accounts receivable. These amounts represent approximately 0.4% of our net operating revenues in each year. We believe such amounts are not material and do not require disclosure. We will continue to assess the materiality of future adjustments in order to determine whether disclosure is required.”

As requested during our phone conversation with the Staff, we confirm to you that we assess materiality of such changes in estimates against a variety of quantitative factors, including net operating revenues, loss from continuing operations, and net loss. In future filings, we will either state the amount of such changes in estimates or state that such changes were immaterial, as applicable.

▪

Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on your financial position and results of operations.

Response

In our prior response to this comment, we provided the following additional information:

“Historically, changes in our estimates of unsettled amounts from third-party payors have not been material to our financial position or results of operations, and accordingly, have not been disclosed; however, the impact on our financial position and results of operations of each increase or decrease in the reserve for contractual allowances by 1% of the gross accounts receivable balance would be approximately $3 million.”

Pursuant to our phone conversation with the Staff, we confirm that we will not disclose such hypothetical change information in our Critical Accounting Policies section of our future filings, as we agree with the Staff that such information is not useful to our investors. We confirm that we will continue to assess the materiality of changes in such estimates and make disclosure in future filings when necessary, or state that such changes in estimates were immaterial.

4.	Please provide us with the information that follows in a disclosure-type format.

▪

In a comparative tabular format, detail your payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e., Medicare, Medicaid, managed care and other, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response

As discussed during our phone conversation with the Staff and as additional background, the characteristics of HealthSouth’s accounts receivable are not similar to those of a typical health care provider. We are a post-acute care provider of inpatient rehabilitation services. Unlike an acute care provider, which generally has a higher provision for doubtful accounts as a percent of revenues due to self-pay patients who need emergency medical care and have a higher percentage of managed care contracts, our revenues and accounts receivable balances are heavily weighted toward Medicare. As disclosed in Note 1, Summary of Significant Accounting Policies, “Accounts Receivable,” we do not believe there are significant credit risks associated with this government agency. In addition, nearly 90% of our net accounts receivable balance is less than 90 days old, and our self-pay accounts receivable are approximately 2% of net receivables, indicating a higher quality portfolio than an acute-care provider.

In light of the above, we believe the information currently contained in our Form 10-K for the year ended December 31, 2006 (including the information provided in Note 1, Summary of Significant Accounting Policies, “Accounts Receivable”) provides the information needed to assess the quality and variability of information regarding our financial condition and operating performance.

▪

Describe the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written-off and supplement your discussion with the following information:

a.	The threshold (amount and age) for account balance write-offs;
b.	Whether or not and to what extent you use specific identification for account write-offs; and
c.	Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Response

In our prior response, we provided the following additional information:

“We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values. Accounts requiring collection efforts are reviewed each 30 days via system-generated work queues that automatically stage accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When all in-house efforts have been exhausted, accounts may be turned over to a collection agency for additional collection efforts. As of December 31, 2006, patient accounts were written off based on account size, age, status with a collection agency, or other information that indicated the account was uncollectible.”

Pursuant to our phone conversation with the Staff, we confirm that we will revise our critical accounting policy related to allowance for doubtful accounts to include the above disclosure (as supplemented for changes occurring in 2007, including placing accounts with collection agencies earlier in their life cycle for workload balancing purposes and not writing off accounts until they are deemed uncollectible in accordance with the criteria set forth in the prior paragraph, excluding their status with collection agencies) in our Form 10-K for the year ended December 31, 2007 and in future filings when such disclosure is required.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Notes to Condensed Consolidated Financial Statements

Note 6. Assets Held for Sale and Results of Discontinued Operations, page 9

5.

It appears that you have included all assets and liabilities of the discontinued divisions in the asset and liability “held for sale” accounts in your condensed consolidated balance sheets. Please tell us if you are transferring all of the asset and liability accounts related to the discontinued operations to the buyers. Refer to paragraph B90 of SFAS No. 144.

Response

During our phone conversation, the Staff asked for additional clarity as to why we believe we have complied with FASB Statement No. 144 by classifying as “held for sale” amounts included on the line entitled Refunds due patients and other third-party payors, which consist primarily of overpayments received from our patients and other third-party payors that remained with HealthSouth post-closing of each divestiture. When considering our decision to include these items as “held for sale,” it is useful to understand the background of these liabilities.

As disclosed on page F-21 of our 2006 Form 10-K, during 2005, we completed a substantive reconstruction process so that we could prepare consolidated financial statements as of and for the years ended December 31, 2004, 2003, and 2002 and restate our previously issued financial statements for the years ended December 31, 2001 and 2000. As of December 31, 2006, approximately $88 million of the approximate $100 million included in Refunds due patients and other third-party payors represented refunds and overpayments associated with our now-divested surgery centers, outpatient, and diagnostic divisions. Of the $88 million associated with these divisions, approximately $80 million originated in periods prior to December 31, 2004. These amounts were originally estimated during our reconstruction process based on collection history and other available patient receipt data. We continue to review these estimates based on updated information with respect to settlements and developments in tax regulations and rulings, and we are negotiating the settlement of these amounts with third-party payors and various tax jurisdictions. The result of these ongoing settlement negotiations may impact the carrying value of these liabilities.

As of March 31, 2007, Refunds due patients and other third-party payors associated with these divisions approximated $76 million, of which approximately $68 million originated in periods prior to December 31, 2004. The remaining $8 million of the liability represents amounts that originated in 2005 or 2006, and such liabilities were either settled with the applicable third-party prior to the closing of each divestiture transaction or transferred to the buyer as part of each divestiture transaction. The buyer of each division did not wish to assume the older liabilities that were determined as part of our reconstruction process. As part of the plan of sale and divestiture of these divisions, we have continued to negotiate the settlement of these older amounts with third-party payors and various tax jurisdictions.

While we understand your interpretation of paragraph 4 of the Statement, we continue to believe we have properly classified these liabilities as held for sale. The purpose of discontinued operations reporting is, as per paragraph B101 of FASB Statement No. 144, to provide “information that is relevant in assessing the effects of disposal transactions on the ongoing operations of an entity.” Per paragraphs 44 and B103, when there is a “disposal group with operations and assets that can be clearly distinguished physically, operationally, and for financial reporting purposes from the rest of the entity,” the Statement requires that the results of that component’s operations be segregated from the entity’s continuing business. The FASB emphasized the notion of “operations” as a condition precedent to discontinued operations treatment, as per paragraph B107. Thus, the activities of the component that are clearly “operating” need to be segregated from on-going activities of a company. The FASB felt this segregation was sufficiently important to investors that even subsequent adjustments that “arise from, and that are directly related to, the operations of a component of an entity prior to its disposal” are to be characterized as discontinued operations in the income statement, as per paragraphs 44b and B111.

These liabilities relate directly to the operations of the businesses that were sold and thus need to be separated from our ongoing operations both prior to disposal and subsequent to disposal. Only in that way can investors clearly “assess the effects” of the sale of these businesses on the ongoing operations of HealthSouth. To classify these liabilities as ongoing liabilities would incorrectly imply that the activities that created these liabilities and their eventual resolution is part of our continuing operations. We believe such classification would misinform investors about our ongoing business. Investors are better informed, and transparency is improved, by articulating the balance sheet and income statement classification for discontinued operations. In addition, the classification of these liabilities as held for sale has no impact on cash flows from operating activities, as any change in the classification of these liabilities would result only in the movement of amounts between line items within the operating activities section of our statement of cash flows.

We can find no indication that the FASB intended for the definition of disposal group in paragraph 30 to be the same as component of an entity in paragraph 41. In fact, we believe they are not the same. Paragraph B90 explains that a disposal group cannot be broader than “the assets [that] will be sold as a group in a single transaction,” but that conclusion, offered in the context of measuring the loss on the disposal of an asset group, is unrelated to and distinctly different from the FASB’s discussion of discontinued operations and definition of a component of an entity. In paragraph B106, the FASB explicitly states that not all assets of the component need to be eliminated in a disposal transaction in order to report the component as a discontinued operation. Ergo, a component of an entity is definitionally broader than an asset disposal group. We believe our presentation is both consistent with the objectives and requirements of FASB Statement No. 144 and is also meeting the needs of our investors.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7900.

Sincerely,

/s/ John L. Workman
John L. Workman
Executive Vice President and

Chief Financial Officer

cc:	Amy Bruckner
Securities and Exchange Commission

Joel Parker
Securities and Exchange Commission

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP